Exhibit 99.1

NEWS RELEASE
TSX: LAC ● NYSE: LAC
www.lithiumamericas.com

Lithium Americas Reports 2023 Full Year and

Fourth Quarter Results

(All amounts in US$ unless otherwise indicated)

March 15, 2024 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) has reported its financial and operating results for the fourth quarter and year ended December 31, 2023 (“Q4 2023”) and has filed its audited consolidated financial statements (“Financials”) and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2023. The Company is also providing an update on its Thacker Pass lithium project in Humboldt Country, Nevada (“Thacker Pass”).

HIGHLIGHTS

Thacker Pass

•
Site preparation for major earthworks has been completed, including all site clearing, commissioning a water supply system, site access improvements and site infrastructure.
•
The Company is currently focused on advancing detailed engineering, procurement and execution planning for the construction of Thacker Pass Phase 1. Detailed engineering is approximately 30% design complete to date, and the Company plans to continue to increase the level of detailed engineering in advance of issuing full notice to proceed (“FNTP”), which is expected in the second half of 2024.
•
On March 12, 2024, the Company received a conditional commitment (“Conditional Commitment”) from the U.S. Department of Energy (“DOE”) for a $2.26 billion loan under the Advanced Technology Vehicles Manufacturing (“ATVM”) Loan Program (the “Loan”) for financing the construction of the processing facilities at Thacker Pass, targeting to produce an initial 40,000 tonnes per year (“tpa”) of battery grade lithium carbonate (“Phase 1”).
•
The Company and its engineering, procurement and construction management (“EPCM”) contractor, Bechtel, entered into a National Construction Agreement (Project Labor Agreement) (“PLA”) with North America’s Building Trades Unions (“NABTU”) for construction of Thacker Pass.
•
The Company leased a parcel of land in the nearby City of Winnemucca for a transloading terminal (“TLT”) to be used during operations, providing direct access to the mainline railroad and an interstate highway.
•
Estimated total capital cost (“CAPEX”) for Phase 1 construction has been revised to $2.93 billion to reflect updated quantities and execution planning tied to increased engineering progress, use of union labor through a PLA for construction of Thacker Pass, development of an all-inclusive housing facility for construction workers, updated equipment pricing and a larger project contingency.
•
The DOE Loan plus the strategic investment from General Motors Holdings LLC (“GM”) are expected to provide the majority of the capital necessary to fund Phase 1.
•
During the year ended December 31, 2023, $193.7 million was spent on Thacker Pass. The Company expects capital expenditures to be significantly lower in the first half of 2024 as the focus turns from early works to advancing detailed engineering and project planning ahead of FNTP.
•
Mechanical completion of Thacker Pass Phase 1 is targeted for 2027 following a three-year construction period. Major construction is expected to commence in the second half of 2024 following the anticipated closing of the DOE Loan and issuance of FNTP.
•
In December 2023, the U.S. District Court, District of Nevada issued a final order and judgment dismissing a lawsuit that was filed in February 2023 by three tribes asserting among other claims, inadequate consultation by the Bureau of Land Management prior to the issuance of the Record of Decision for Thacker Pass.

Corporate

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As of December 31, 2023, the Company had approximately $196 million in cash and cash equivalents.
•
In light of current market conditions and to preserve strong liquidity, the Company has reduced project capital expenditures to minimal levels until closing of the DOE Loan and issuance of FNTP, which are expected in the second half of the year. In addition, the Company has taken actions to reduce its general and administrative and operating expense budget for 2024 by more than 25%.

TECHNICAL INFORMATION

The scientific and technical information in this news release has been reviewed and approved by Rene LeBlanc, PhD, SME, Vice President, Growth and Product Strategy of the Company, and a "qualified person" as defined under National Instrument 43-101 and Subpart 1300 of Regulation S-K under the United States Securities Act of 1933.

FINANCIALS

Selected consolidated financial information is presented as follows:

(in US$ million except per share information)	Year ended December 31,
	2023	2022
	$	$
Expenses	27.6	60.9
Net loss	3.9	67.8
Loss per share – basic	0.02	0.42

(in US$ million)	As at December 31, 2023	As at December 31, 2022
	$	$
Cash and cash equivalents	195.5	0.6
Total assets	439.5	27.8
Total long-term liabilities	7.5	8.0

During the year ended December 31, 2023, expenses and net loss decreased due to the commencement of construction at Thacker Pass resulting in the commencement of capitalization of a majority of project costs effective February 1, 2024. Also, at December 31, 2023, the Company recognized a $32.8 million gain on the change in fair value of the derivative liability related to the number of shares to be issued pursuant to the second tranche of the subscription agreement with GM.

In 2023, total assets increased primarily due to the distribution to the Company pursuant to the Arrangement, of the unspent remaining proceeds of the first tranche of the GM investment and $75 million to establish sufficient working capital, as well as the commencement of capitalization of a majority of Thacker Pass costs effective February 1, 2024.

This news release should be read in conjunction with the Company’s Financial Statements and MD&A for the year ended December 31, 2023, which are available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

ABOUT LITHIUM AMERICAS

Lithium Americas is committed to responsibly developing the 100%-owned Thacker Pass project located in Humboldt County in northern Nevada, which hosts the largest known Measured and Indicated lithium resource in North America. The Company is focused on advancing Thacker Pass Phase 1 toward production; targeting nameplate capacity of 40,000 tpa of battery-quality lithium carbonate. The Company and its EPCM contractor, Bechtel, entered into a PLA with NABTU for construction of Thacker Pass. The three-year construction build is expected to create approximately 1,800 direct jobs. Lithium Americas’ shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol LAC. To learn more, visit www.lithiumamericas.com or follow @LithiumAmericas on social media.

INVESTOR CONTACT

Virginia Morgan, VP, IR and ESG

+1-778-726-4070

ir@lithiumamericas.com

www.lithiumamericas.com

FORWARD-LOOKING INFORMATION

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of applicable United States securities legislation (collectively referred to as “forward-looking information” (“FLI”)). All statements, other than statements of historical fact, are FLI and can be identified by the use of statements that include, but are not limited to, words, such as “anticipate,” “plan,” “continues,” “estimate,” “expect,” “may,” “will,” “projects,” “predict,” “proposes,” “potential,” “target,” “implement,” “scheduled,” “forecast,” “intend,” “would,” “could,” “might,” “should,” “believe” and similar terminology, or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. FLI in this news release includes, but is not limited to, the expected operations, financial results and condition of the Company; the Company’s future objectives and strategies to achieve those objectives, including the future prospects of the Company; the estimated cash flow, capitalization and adequacy thereof for the Company; timing of the issuance of the FNTP; development of Thacker Pass, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; expectations regarding accessing funding from the ATVM Loan Program and the strategic investment from GM, including the sufficiency of such funding and investment for the majority of the Company’s capital requirements for Phase 1; the Company’s ability to raise capital; expected expenditures to be made by the Company on Thacker Pass; ability to produce high purity battery grade lithium products; the expected reduction of the Company’s general and administrative and operating expense budget for 2024; the timing, cost, quantity, capacity and production at Thacker Pass; successful development of Thacker Pass, the expected capital expenditures for the construction of Thacker Pass, including the CAPEX for Phase 1 construction; as well as other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

FLI involves known and unknown risks, assumptions and other factors that may cause actual results or performance to differ materially. FLI reflects the Company’s current views about future events, and while considered reasonable by the Company as of the date of this news release, are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no certainty that they will accurately reflect actual results. Risks and assumptions upon which such FLI is based include, without limitation: the general business and economic uncertainties and adverse market conditions; uncertainties inherent to feasibility studies and mineral resource and mineral reserve estimates; the ability of the Company to secure sufficient additional financing, advance and develop Thacker Pass, and to produce battery grade lithium; the respective benefits and impacts of Thacker Pass when production operations commence; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the Company’s ability to operate in a safe and effective manner, and without material adverse impact from the effects of climate change or severe weather conditions; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada; demand for lithium, including that such demand is supported by growth in the electric vehicle market; current technological trends; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; continuing support of local communities and the Fort McDermitt Paiute Shoshone Tribe for Thacker Pass; continuing constructive engagement with these and other stakeholders, and any expected benefits of such engagement; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; impacts of inflation, currency exchanges rates, interest rates and other general economic and stock market conditions; the impact of unknown financial contingencies, including litigation costs, environmental compliance costs and costs associated with the impacts of climate change, on the Company’s operations; increased attention to environmental, social and governance (“ESG”) and sustainability-related matters, risks related to the Company’s public statements with respect to such matters that may be subject to heightened scrutiny from public and governmental authorities related to the risk of potential “greenwashing,” (i.e., misleading information or false claims overstating potential sustainability related benefits); risks that the Company may face regarding potentially conflicting anti-ESG initiatives from certain U.S. state or other governments; estimates of and unpredictable changes to the market prices for lithium products; development and construction costs for Thacker Pass, and costs for any additional exploration work at the project; estimates of mineral resources and mineral reserves, including whether mineral resources not included in mineral reserves will be further developed into mineral reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities, including the impact of ongoing supply chain disruptions and availability of equipment and supplies on such timing; timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at Thacker Pass; availability of technology, including low carbon energy sources and water rights, on acceptable terms to advance Thacker Pass; the Company’s ability to obtain additional financing on satisfactory terms or at all, including the outcome of the ATVM Loan Program application; government regulation of mining operations and mergers and acquisitions activity, and treatment under governmental, regulatory and taxation regimes; ability to realize expected benefits from investments in or partnerships with third parties; accuracy of development budgets and construction estimates; changes to the Company’s current and future business plans and the strategic alternatives available to the Company; that the Company will meet its future objectives and priorities; that the Company will have access to adequate capital to fund its future projects and plans; that such future projects and plans will proceed as anticipated; as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interest rates and competitive conditions. Although the Company believes that the assumptions and expectations reflected in such FLI are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct.

There can be no assurance that FLI will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, readers are cautioned not to place undue reliance on this information, and that this information may not be appropriate for any other purpose, including investment purposes. The Company’s actual results could differ materially from those anticipated in any FLI as a result of the risk factors set out herein and in the financial statements and MD&A for the year ended December 31, 2023, available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All FLI contained in this news release is expressly qualified by the risk factors set out in the aforementioned documents. Readers are further cautioned to review the full description of risks, uncertainties and management’s assumptions in the aforementioned documents and other disclosure documents available on SEDAR+ and on EDGAR.

The Company expressly disclaims any obligation to update FLI as a result of new information, future events or otherwise, except as and to the extent required by applicable securities laws. Forward-looking financial information also constitutes FLI within the context of applicable securities laws and as such, is subject to the same risks, uncertainties and assumptions as are set out in the cautionary note above.